UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 9, 2017, Matthew Pauls, president and chief executive officer of Strongbridge Biopharma plc (the “Registrant”), is scheduled to present at the 9th Annual Biotech Showcase being held at the Hilton San Francisco Union Square in San Francisco, California.

The presentation will be webcast live and available on the “Events & Presentations” page in the Investor section of the Registrant’s website at www.strongbridgebio.com.  A copy of the materials to be used during the presentation are attached as an exhibit to this Form 6-K.

Exhibits

Exhibit Number	Exhibit Table

99.1	Materials used in January 9, 2017 presentation at Biotech Showcase, San Francisco, California.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 9, 2017	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Stephen Long
Stephen Long
Chief Legal Officer